

Mail Stop 3010

May 17, 2010

Scott A. Hill
Chief Financial Officer
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, Georgia 30328

> **Re:** **IntercontinentalExchange, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on February 10, 2010**
> **File No. 001-32671**

Dear Mr. Hill:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

General

1. We note that you have filed a definitive proxy statement on April 5, 2010. We also note that information required by Part III of your Form 10-K for fiscal year end 12/31/2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 62</u>

<u>Recent Developments and Trends, page 63</u>

2. We note your disclosure on page 17 that a substantial portion of the trading
    volume in your OTC markets relates to approximately 35-40 highly liquid
    contracts in North American natural gas, North American power, and global oil.
    We also note your disclosure on page 41 that your revenues currently depend
    heavily on trading volume in the markets for ICE Brent Crude futures contracts
    and OTC North American natural gas contracts and that trading in these contracts
    has declined over the past three fiscal years. Please tell us what consideration you
    gave to addressing this trend in your MD&A or tell us why you believe it is not a
    material trend. Refer to Item 303(a)(3)(ii) of Regulation S-K.

<u>Index to Exhibits, page 151</u>

3. We note that exhibits 10.13 and 10.14 only list and do not include the exhibits and
    schedules listed in the table of contents for each respective agreement. We also
    note that you have not filed the exhibits and schedules to the new credit facilities
    the company has entered into included as exhibits to the Form 8-K filed April 2,
    1010. Because Item 601(b)(10) does not permit the omission of information that
    is attached to a material contract, please file the complete agreement in an
    amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic
    report. Alternatively, please explain why the information was omitted or why the
    agreements themselves are no longer material to investors.

******

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3655 with any questions.

Sincerely,

Sonia Gupta Barros
Special Counsel